RULE 14F-1
                    REPORT OF CHANGE IN MAJORITY OF DIRECTORS

                  INFORMATION PURSUANT TO SECTION 14(f) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              GS CARBON CORPORATION
                           One Penn Plaza, Suite 1612
                               New York, NY 10119

     This  report  is   furnished  by  the  Board  of  Directors  of  GS  Carbon
Corporation, a Delaware corporation, to the holders of its common stock, $.0001 par value.

     On June 30, 2007 GreenShift Corporation transferred to Seaway Capital, Inc. all of its interest in the equity securities of GS Carbon Corporation, specifically 78,250 shares of Series B Preferred Stock and 320,534,884 shares of common stock, representing approximately 95% of the equity at that time (the "Transfer"). Seaway Capital, Inc. agreed to assume responsibility for the management of GS Carbon Corporation, but gave no additional consideration to GreenShift Corporation.

     Pursuant to the transfer agreement, Kevin Kreisler, the present sole director of GS Carbon Corporation, has elected to the Board Thomas Scozzafava, the sole shareholder of Seaway Capital, Inc. The election will be effective ten days after GS Carbon Corporation mails this information statement to its record shareholders. Kevin Kreisler's resignation from the Board will also be effective on that date.

     This report is provided for information purposes only. We are not soliciting proxies in connection with the matters described in this report. You are not requested to respond to this report in any way.

     This report will first be mailed to the shareholders of GS Carbon Corporation on or about July 26, 2007.

                 VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

     At the time of the Transfer, there were issued and outstanding 78,250 shares of Series B Preferred Stock, each of which is entitled to 21,550 votes (i.e. a total of 1,686,308,252 votes), and 421,577,063 shares of Common Stock, each of which is entitled to one vote. Immediately prior to the Transfer, as shown in the following table, GreenShift Corporation was the only person who owned beneficially more than 5% of any class of GS Carbon's voting stock. In addition, Kevin Kreisler was the only officer or director of GS Carbon Corporation.

                                       Amount and Nature of Beneficial Ownership
Name and Address                              Percentage     Series B    Percentage   Percentage of
of Beneficial Owner             Common         of Class      Preferred    of Class    Voting Power
---------------------------   -----------      ---------    -----------  ---------    ------------
GreenShift Corporation        320,534,884        76.0%        78,250       100%           95.3%
One Penn Plaza, Suite 1612
New York, NY 10119

     Subsequent to the Transfer, Seaway Capital, Inc. assumed the ownership interest shown in the table from GreenShift Corporation. The controlling shareholder of Seaway Capital, Inc. is Thomas Scozzafava, who has replaced Kevin Kreisler as Chief Executive Officer of GS Carbon.

                      NEW MEMBERS OF THE BOARD OF DIRECTORS

     Ten days after this Report is mailed to the GS Carbon Corporation shareholders of record, the election to the Board of Thomas Scozzafava will become effective. The Board has already elected Mr. Scozzafava to serve as the President and Chief Executive Officer of GS Carbon Corporation, effective simultaneous with the Transfer, and he is the sole officer and director of GS Carbon. Information regarding the new director and officer follows:

------------------------- ------ -------------------------------------- --------
                                                                        Director
Name                      Age    Position with the Company              Since
------------------------- ------ -------------------------------------- --------
Thomas Scozzafava          37    Chief Executive Officer, Director      2007
------------------------- ------ -------------------------------------- --------

     All directors hold office until the next annual meeting of our shareholders and until their successors have been elected and qualify. Officers serve at the pleasure of the Board of Directors.

     Thomas Scozzafava has over 15 years experience in venture capital and leveraged buyouts, and has extensive capital markets experience. Since 2006 Mr. Scozzafava has served as Chief Executive Officer of GS AgriFuels, Inc. (OTCBB:
GSGF), which is a subsidiary of GreenShift Corporation. During 2005 and 2006 Mr. Scozzafava also served as Vice President for Acquisitions of GreenShift Corporation (OTCBB: GSGF). Mr. Scozzafava founded and serves as CFO of WiseBuys Stores, Inc., a chain of retail stores. From 1997 until 2002, Mr. Scozzafava was a Director of Prudential's Merchant Banking Group, where he helped find, evaluate, negotiate, and structure leveraged buyouts of companies in industries that included telecommunications, media, business services, and manufacturing industries. Mr. Scozzafava also held a senior management position at Prudential's employee limited partnerships, where he completed approximately 40 venture capital and LBO investments. From 1995 until 1997, Mr. Scozzafava was an Analyst in Lehman Brothers' Merchant Banking Group where he analyzed leveraged buyout and growth equity investments. From 1992 until 1995 Mr. Scozzafava was a financial analyst with GE Capital Corporation, where he completed the company's Financial Management Program. At GE Investments Mr. Scozzafava analyzed private equity investments, and at GE's Kidder Peabody unit he reviewed proprietary equity derivative and convertible bond models and analyzed the firm's equity derivative exposure. Mr. Scozzafava received a Bachelor of Arts cum laude with concentrations in economics and mathematics with Honors distinction from Hamilton College in 1992.

         Code of Ethics

     GS Carbon Corporation has not adopted a Code of Ethics applicable to its management, due to the fact that it has only one manager.

         Nominating and Audit Committee

     The Board of Directors will not have an audit committee or a nominating committee immediately after the closing of the merger, due to the small size of the Board. The Board will also not have an "audit committee financial expert."

         Shareholder Communications

     The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures.

                             EXECUTIVE COMPENSATION

     GS Carbon Corporation has not paid any compensation to any member of its management during 2006 or the current year 2007. GS Carbon Corporation did pay compensation to management during 2005 and 2004, but did so in connection with business operations that have been disposed of. No individual who was involved in management of GS Carbon Corporation in 2005 or 2004 remains involved with the company.

                           RETIRING BOARD OF DIRECTORS

     The following table lists certain information regarding the individual who is currently the sole officer and director of the Company:

--------------------- ------ ------------------------------------- -----------
                                                                    Director
Name                  Age    Position with the Company             Since
--------------------- ------ ------------------------------------- -----------
Kevin Kreisler         34    Director                              2006
--------------------- ------ ------------------------------------- -----------

     Kevin Kreisler is the founder of GreenShift Corporation. Mr. Kreisler is currently the Chairman of the Board and Chief Executive Officer of GreenShift Corporation, and he serves as Chairman of the Board and Chief Executive Officer of several of GreenShift's subsidiaries. Previously, Mr. Kreisler worked at GS CleanTech Corporation, where he served as vice-president from 1998 to 2000, president from 2000 to 2002, and chief executive officer from 2002 to February 2005. Mr. Kreisler is a graduate of Rutgers University College of Engineering (B.S., Civil and Environmental Engineering, 1994), Rutgers University Graduate School of Management (M.B.A., 1995), and Rutgers University School of Law (J.D.,
1997). Mr. Kreisler is admitted to practice law in New Jersey and the United States District Court for the District of New Jersey.


     Compliance with Section 16(a) of the Exchange Act

     None of the directors, officers, or beneficial owners of more than 10% of GS Carbon Corporation's common stock failed to file on a timely basis reports required during the 2006 fiscal year by Section 16(a) of the Exchange Act.


         July 26, 2007                     By Order of the Board of Directors:

                                           Kevin Kreisler, Chairman